Exhibit 99.1

Stellantis Announces 2022 Corporate Calendar

AMSTERDAM, January 21, 2022 - Stellantis N.V. announced today the following corporate calendar for 20221:

February 23, 2022	Full Year 2021 Results
May 5, 2022	Q1 2022 Shipments and Revenues
July 26, 2022	First Half 2022 Results
November 3, 2022	Q3 2022 Shipments and Revenues

A webcast and conference call hosted by Stellantis are also planned on each of the above dates. The webcasts of the presentations, as well as the related materials, will be accessible under the Investors section of the Stellantis corporate website at www.stellantis.com.

The Annual General Meeting for the approval of Stellantis N.V.’s 2021 financial statements is scheduled for April 13, 20222.

The 2022 corporate calendar is available on the corporate website at www.stellantis.com.

1 The Calendar is consistent with the Company’s practice of providing quarterly financial information.

2 For the sole purpose of complying with the requirements of the Instructions pursuant to the Regulation of Borsa Italiana S.p.A., the Company informs that, should the Annual General Meeting resolve a dividend relating to the 2021 financial year, the relevant ex-date would occur in the month of April 2022. This statement is made for the sole purpose of complying with regulatory requirements and cannot be construed as an anticipation regarding any dividend distribution in 2022 or in the following years.

About Stellantis

Stellantis N.V. (NYSE / MTA / Euronext Paris: STLA) is one of the world's leading automakers and a mobility provider. Its storied and iconic brands embody the passion of their visionary founders and today’s customers in their innovative products and services, including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, Fiat, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Powered by our diversity, we lead the way the world moves – aspiring to become the greatest sustainable mobility tech company, not the biggest, while creating added value for all stakeholders as well as the communities in which it operates. For more information, visit www.stellantis.com.

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For more information, contact:
Pierre-Olivier SALMON +33 6 76 86 45 48 - pierreolivier.salmon@stellantis.com
Valérie GILLOT +33 6 83 92 92 96 - valerie.gillot@stellantis.com
communications@stellantis.com
www.stellantis.com